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The Berkeley MBA - **Earn your MBA at UC Berkeley's top-ranked business school wh**

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Justin Valencia · 3rd

Divine Properties

Licensed Real Estate Agent/REALTOR® at Divine Properties C2EX - Co Owner Wing It On Wheels

Sutter Creek, California, United States · 187 connections ·

Contact info

About

My enthusiastic, can-do attitude and caring nature is ideal for identifying each client's desires and skillfully guiding them to fulfill their real estate needs and goals. I recognize and value the trust my clients place in me, and

I strive every day to exceed their expectations. I believe in building lifelong relationship making my cl... see more

Experience



Licensed Real Estate Agent / Realtor
Divine Properties · Full-time
Dec 2020 – Present · 4 mos
Amador County, California, United States



Program\Music Director & On Air personality for Rancheria Radio
Jackson Rancheria
May 2015 – Dec 2020 · 5 yrs 8 mos
Jackson Ca

• Plan and oversee the on-air experience of the station, including programming, music, production, and personalities
• Attract and grow audience share, ratings, and revenue
• Direct and monitor stations programming and activities
• Plans and oversees all on-air programming
• Select and schedule music that fits our brands
• Finding innovative ways to use our digital platform to increase our worldwide audience and ratings.
• Analysis of digital metrics and diagnostics to shape strategy.
• Strategize the most effective use of on-air inventory to grow digital audience.
• Developing and execution of social media strategy

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Help Desk Support Analyst

Blue Shield of California

Nov 2014 – Oct 2015 · 1 yr

• Support internal employees desktop, laptop, network connectivity, password resets, and Microsoft Office applications.
• Troubleshoot issues with mainframe applications
• Escalate issues to 2nd and 3rd support that can't be resolved with at the 1st level
• Page out severity issues
• Map share drives and printers.
• Provision active directory accounts with access to: share drives, VPN, distribution list, and mailboxes.
• Page out high priority issues, and work with incident management to determine the severity.
• Update Technical documentation
• Utilize Mysql to reset passwords, and setup users accounts.
• Used SCCM to deploy software to end users
• Perform basic troubleshooting with Citrix.
• Utilize HP Service Manager to log tickets and fulfill request.

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PC Repair and Network Installation Intern

Community Outreach Program Heald College

Oct 2012 – Nov 2014 · 2 yrs 2 mos

Provides technical services for lower income students and companies
Installations of SOHO networks for students and company clients
Build and maintain home based personal computers for students and other clients
Travel to sites to install networked PCs, printers, servers, and software



Software Solution Specialist

VSP Optics

Dec 2013 – Sep 2014 · 10 mos

• Works with SalesForce CRM cloud solution tool to solution issues and update Knowledge base
• Analyze insurance carriers, plans, billing, and claim submissions to determine financial responsibility
• Demonstrate analytical and problem solving skills along with knowledge of generally accepted accounting principles (GAAP)
• Document and present technical issues to all levels of company and customers
• Work in a dynamic and rapidly changing environment, constantly learning new procedures and systems quickly

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Show 4 more experiences ⌄

Education



Heald College-Roseville

2012 – 2014



St Marys high school